Exhibit 97

EXECUTIVE OFFICER INCENTIVE COMPENSATION CLAWBACK POLICY

November 8, 2023

1.	INTRODUCTION

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”), has adopted this Executive Officer Incentive Compensation Recovery Policy (the “Policy”), to provide for the recovery, otherwise referred to as “clawback”, of certain erroneously awarded incentive-based compensation from Executive Officers (as defined below) in accordance with applicable laws, rules and regulations, including the rules of the New York Stock Exchange American (the “NYSE American”) set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation (the “NYSE American Rules”) and is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be interpreted and applied accordingly. Pursuant to this Policy the Company is required to reasonably promptly recover certain incentive-based compensation from any of the Company’s current or former Executive Officers that was received during the three-year period preceding the date the Company is required to prepare an Accounting Restatement (as defined below) due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, that is based on the erroneous data and in excess of what would have been paid to such current or former Executive Officer under the Accounting Restatement. References herein to the Company also include all of its consolidated direct and indirect subsidiaries.

This Policy shall be enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the applicable securities regulatory authorities, including the U.S. Securities and Exchange Commission (the “SEC”), TSX, NYSE American or any other securities exchange on which the Company lists its securities for trading. The Company intends that this Policy will be applied to the fullest extent required by and permitted under applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement between the Company and an Executive Officer shall include, as a condition to the grant of any incentive compensation thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

2.	ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Subject to any limitation under applicable law, the Board or Compensation Committee, as the case may be, may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

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3.	DEFINITIONS

For purposes of the Policy:

“Accounting Restatement” means an accounting restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, within the meaning of applicable securities laws or securities exchange rules or regulations on which the Company lists its securities for trading, including the NYSE American Rules. For the avoidance of doubt, an Accounting Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the correction of the error was recognized in the current period or left uncorrected in the current period (often referred to as a “little r” restatement) but will not be deemed to occur in the event of a restatement of the Company’s financial statements due to an out-of-period adjustment or due to a retrospective (i) application of a change in accounting rules, interpretations or principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

“Covered Incentive Compensation” means Incentive Compensation granted, earned or vested on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the period during which performance was measured for that Incentive Compensation, (iii) while the Company has a class of securities listed on a U.S. securities exchange or a U.S. securities association, and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement (or such longer period as required under applicable laws, rules or regulations, including NYSE American Rules, in the event the Company changes its fiscal year). The date that the Company is required to prepare the Accounting Restatement is referred to as the “Restatement Date” and is defined below and may differ from the date the restated financial statements are issued.

“Covered Period” means the three (3) completed fiscal years immediately preceding the Restatement Date (as defined below). The Covered Period also includes any transition period that may result from a change in the Company’s fiscal year of less than nine (9) months within or immediately following such three (3) completed fiscal years.

“Erroneously Awarded Compensation” means the amount of Covered Incentive Compensation that was received by each Executive Officer in excess of the Covered Incentive Compensation that would have been Received by the Executive Officer had such Covered Incentive Compensation been determined based on the restated Financial Reporting Measure following an Accounting Restatement, computed without regard to taxes paid.

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“Executive Officer” means executive officers as defined in Rule 10D-1(d) of the Exchange Act as determined by the Board and at a minimum including all executive officers identified pursuant to Item 401(b) of Regulation S-K. For greater certainty and for purposes of this Policy, “Executive Officer” means any individual who is or was an officer of the Company at the Vice President level or above and may include a Vice President of any of its associated, affiliated, controlled and subsidiary companies.

“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the generally accepted accounting principles (“GAAP”) used in preparing the Company’s financial statements and any measure that is derived wholly or in part from any such measure, and (ii) the Company’s stock price and the total shareholder return of the Company. A measure, however, need not be presented within the financial statements or included in a filing with a securities regulatory authority to constitute a Financial Reporting Measure. For the avoidance of doubt, Financial Reporting Measures include non-GAAP financial measures for purposes of Regulation G of the Exchange Act, as well other measures, metrics and ratios that are not non-GAAP financial measures.

“Incentive Compensation” means any incentive-based compensation (including any equity awarded as compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Restatement Date” means the earlier of: (i) the date the Board, a Board committee, or officer(s) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that an Accounting Restatement is required, and/or (ii) the date a court, regulator, or other legally authorized body directs the Company to undertake an Accounting Restatement. For purposes of clause (ii), the date of the initial court order or other regulatory agency action would be the measurement date for the Covered Period, but the application of this Policy would occur only after such order is final and non-appealable.

4.	COVERED EXECUTIVE OFFICERS

This Policy applies to the Company’s current and former Executive Officers who are, or were at any time, during an applicable Covered Period, Executive Officers. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment (including after serving in an interim capacity), do not affect the Company’s rights to recover Incentive Compensation pursuant to this Policy. Each Executive Officer shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy.

5.	RECOVERY UPON AN ACCOUNTING RESTATEMENT

If the Company is required to prepare an Accounting Restatement, the Company will require that the Executive Officer forfeit, promptly repay to the Company, or offset, on a pre-tax basis, any Erroneously Awarded Incentive Compensation received by any Executive Officer during the Covered Period, unless the Board determines in accordance with Section 9 below that such recovery is contrary to applicable law or impracticable. Such recoupment will apply on a “no-fault” basis and regardless of whether the Executive Officer engaged in any misconduct or was responsible for the Restatement. In addition, the Company’s obligation to recoup Erroneously Awarded Incentive Compensation is not dependent upon if or when the Accounting Restatement is filed with the applicable securities authorities, including the SEC.

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6.	INCENTIVE COMPENSATION SUBJECT TO POLICY

The clawback provisions, as outlined within this Policy, will apply to all Covered Incentive Compensation, whether actually, or deemed to have been, received by an Executive Officer. Covered Incentive Compensation shall be deemed to be received in the Company’s fiscal period during which the Financial Reporting Measure(s) specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation to the Executive Officer occurs outside of this period.

7.	ERRONEOUSLY AWARDED COMPENSATION; AMOUNT SUBJECT TO RECOVERY

In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation received in accordance with applicable laws, rules and regulations, including NYSE American Section 811 and Rule 10D-1 under the Exchange Act, as follows:

(a)	After an Accounting Restatement, the Board shall determine the amount of any Erroneously Awarded Compensation received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for reasonably prompt repayment or return of such compensation, as applicable.

(b)	For Incentive Compensation based on (or derived from) the Company's stock price or total shareholder return and which is not subject to mathematical recalculation directly from the Accounting Restatement, the amount to be recovered as Erroneously Awarded Compensation shall be determined by the Board based on a reasonable estimate of the effect of the Accounting Restatement on the Financial Reporting Measure upon which the Covered Incentive Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the applicable regulatory authorities or securities exchanges, including the NYSE American.

(c)	The Board shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation received based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 9 below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation received in satisfaction of an Executive Officer’s obligations hereunder.

(d)	To the extent that an Executive Officer has already returned to the Company any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable laws, rules or regulations, it shall be appropriate for any such returned amount to be credited to the amount of Erroneously Awarded Compensation received that is subject to recovery under this Policy.

(e)	To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation.

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8.	METHOD OF RECOVERY

The Board will determine, in its sole discretion, the timing and method or methods for recovering Erroneously Awarded Compensation from an Executive Officer hereunder, which may include, without limitation, to the extent permitted under applicable laws:

(a)	requiring the return of Incentive Compensation previously paid in cash;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c)	offsetting the recovery amount from any compensation otherwise owed by the Company to the Executive Officer (including, without limitation, any severance otherwise payable by the Company to the Executive Officer)

(d)	making a deduction from the Executive Officer’s salary, subject to applicable employment standards legislation;

(e)	requiring the Executive Officer to transfer back to the Company any securities such Executive Officer received pursuant to an equity award;

(f)	cancelling, or reducing the number of securities subject to, or the value of, outstanding vested or unvested equity awards; and/or

(g)	taking any other remedial and recovery action, as determined by the Board.

The Board will use commercially reasonable efforts to employ a method for recovery of Erroneously Awarded Compensation so that the method of recovery does not result in adverse tax consequences to the Executive Officer, this includes employing a method of recovery that does not cause a violation of the payment timing rules of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) or result in the Executive Officer being subject to the interest and additional tax provisions of Code Section 409A(a)(1)(B).

The Board will have no obligation to apply the same method of recoupment to each affected Executive Officer in connection with any Accounting Restatement.

9.	EXCEPTION TO RECOVERY FOR IMPRACTICABILITY

Subject to applicable law, the Board will recover any Erroneously Awarded Compensation in accordance with this Policy unless the Board determines that such recovery would be impracticable because (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered or (ii) recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of the Company to fail to meet the requirements of Code Section 401(a)(13) or Code Section 411(a) and the regulations thereunder. Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, and the Company shall document such reasonable attempt(s) to recover and provide that documentation, as and when required, to the applicable regulatory authorities or securities exchanges, including the NYSE American.

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10.	NO INDEMNIFICATION OR REIMBURSEMENT

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation that is granted, paid, or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

11.	MANDATORY DISCLOSURES

The Company shall make such disclosures of and regarding this Policy as required under applicable laws, rules and regulations, and shall file this Policy as an exhibit to its Annual Report on Form 40-F and, if applicable, disclose information relating to the occurrence of an Accounting Restatement in accordance with applicable laws, rules and regulations, including, but not limited to, NYSE American Section 811 and the Rule 10D-1.

In the event the Company is required to clawback any Erroneously Awarded Compensation from Executive Officers and the occurrence of such is disclosed by the Company in a public filing required by the applicable law, the Company will disclose (i) the aggregate amount recovered, or (ii) if no amount was recovered, the absence of a recoverable amount.

12.	INTERPRETATION

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of the Policy. This Policy will be interpreted in a manner that is consistent with applicable laws, rules and regulations, including the requirements of Section 10D of the Exchange Act and any relevant rules or standards adopted by the applicable securities regulatory authorities, including, without limitation, the SEC or any Canadian or U.S. national securities exchange on which the Company’s securities are listed. Any determinations made by the Board will be final and binding on all affected individuals.

13.	EFFECTIVE DATE

This Policy was originally adopted and effective as of May 8, 2018 (the “Original Policy”). This amended and restated Policy was adopted by the Board on November 8, 2023, and applies to Incentive Compensation that is granted, earned, or vested by Executive Officers on or after October 2, 2023 (the “Effective Date”). Incentive Compensation earned and vested prior to October 2, 2023 remains subject the Original Policy.

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14.	AMENDMENT; TERMINATION

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. The Board may terminate this Policy at any time. However, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any applicable laws, rules or regulations, including Canadian securities laws, U.S. federal securities laws, SEC rules or the rules of any securities exchange on which the Company’s securities are listed for trading, including, without limitation, the TSX and NYSE American.

15.	OTHER RECOVERY RIGHTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to the terms of any other policy of the Company or any provision in any compensatory plan or arrangement, employment agreement, equity award agreement, or similar plan, agreement or arrangement, and any other legal rights and remedies available to the Company, or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002.

16.	NOTICE AND ACKNOWLEDGEMENT

The Company will provide notice of this Policy to each Executive Officer and shall solicit from each Executive Officer a signed acknowledgment and agreement to this Policy in the form attached hereto as Exhibit A. In addition, before the Company takes any action to seek recovery of Erroneously Awarded Compensation pursuant to this Policy or any other action provided for in this Policy against an Executive Officer, the Company will provide notice of such clawback or other action. Notwithstanding anything to the contrary contained herein, the Company’s failure to provide notice to or receive acknowledgment from an Executive Officer will have no impact on the applicability or enforceability of this Policy against such Executive Officer.

17.	SUCCESSORS

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

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EXHIBIT A

ACKNOWLEDGMENT AND AGREEMENT TO THE
EXECUTIVE OFFICER INCENTIVE COMPENSATION CLAWBACK POLICY

I, the undersigned, acknowledge and agree that the Company has provided me with a copy of the B2Gold Corp. Executive Officer Incentive Compensation Clawback Policy (the “Policy”), and that I have had the opportunity to review the Policy. Capitalized terms used but not defined in this Acknowledgement and Agreement to the Policy (this “Acknowledgement”) shall have the meanings assigned to such terms in the Policy.

By signing below, I acknowledge and agree that I accept the provisions of the Policy (as may be amended, restated, supplemented or otherwise modified from time to time) both during and after my employment with the Company, including, without limitation, by forfeiting, promptly repaying to the Company and/or offsetting, on a pre-tax basis, any Erroneously Awarded Compensation that I may receive or have received.

I hereby agree to waive the assertion or application of any rights under federal, provincial, state, local or foreign law, to the extent waiver is permitted by such laws, or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the Company’s authority to withhold or divert my wages pursuant to the Policy and/or any severance payments that I may be entitled after termination of my employment by the Company.

I further acknowledge and agree that all Covered Incentive Compensation granted, earned or vested on or after October 2, 2023 (the “Effective Date”) will be subject to the provisions of the Policy, and that agreement to the Policy is a condition to the receipt and retention of such compensation. I acknowledge and agree that my acceptance of the Policy is in consideration of Covered Incentive Compensation that is granted, earned or vested on or after the later of the Effective Date or the date of my signature below.

I further acknowledge and agree that notwithstanding any other provisions to the contrary in any of the agreements or arrangements, including in connection with the compensation set forth on Schedule A hereto, any Covered Incentive Compensation, including any annual incentive plan cash bonuses paid or payable to me in cash (or securities if so determined by the Compensation Committee of the Board), any incentive equity awards issued under the Company’s Performance Share Unit Plan (“PSU Plan”) or any other equity incentive plan, agreement or arrangement with the Company, which is subject to recovery under any law, government rule or regulation, in effect from time to time, including specifically as required to implement Section 10D and Rule 10D-1 of the Exchange Act and any applicable rules or regulations promulgated thereunder and Section 811—Erroneously Awarded Compensation of the NYSE American Listed Company Manual  (the “Clawback Rules”), will be subject to such deductions, offset, repayment, forfeiture, cancellation, clawback and recoupment as may be required to be made pursuant to the Policy and as set forth more fully in the Policy.

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I acknowledge and agree that all existing agreements or arrangements between the Company and me including in connection with the compensation set forth on Schedule A hereto shall be deemed amended and superseded by, and subject to, the terms and conditions of the Policy and the Clawback Rules from and after the Effective Date thereof. I further acknowledge and agree that notwithstanding any other agreement or arrangement to the contrary, I shall not be entitled to any indemnification or advancement of expenses with respect to the application or enforcement of the Policy and the Clawback Rules or any actions by the Company to enforce Policy and the Clawback Rules through deductions, offset, repayment, forfeiture, cancellation, clawback, recoupment or otherwise.

DATED as of ______________, 20___

Signature

Print Name

Date

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